                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    00759X100
                         -------------------------------
                                 (CUSIP Number)

                                  Kurt Seifman
                     5 West 86th Street, New York, NY 10024
                                 (212) 877-0055
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2001
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 Pages

This Amendment No. 2 amends the 13D filed by Kurt Seifman on November 8, 2000 and the 13D/A filed by Kurt Seifman and ERBC on December 14, 2000.

--------------------------------------------------------------------------------

CUSIP NO.  00759X100                   13D                     Page 2 of 7 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kurt Seifman
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                              7,369,940
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY               13,114,393
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   3,869,940

                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                             13,114,393

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,484,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  62.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO.  00759X100                   13D                     Page 3 of 7 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ERBC Holdings Limited
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             -0-
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY               13,114,393
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-

                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                             13,114,393
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,114,393
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  40.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         Title of Class: Common Stock, par value $.0001

         Issuer: Advanced Technology Industries, Inc.

         Principal Executive Offices:
                 Taubenstrasse 20
                 Berlin, Germany D-10117

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Kurt Seifman and ERBC Holdings Limited, hereinafter collectively referred to as "Reporting Parties". Mr. Seifman is the sole beneficial shareholder of ERBC Holdings Limited.

         (a) Kurt Seifman

         (b) Mr. Seifman's residential address is 5 West 86th Street, New York, NY, 10024

         (c) Mr. Seifman is the Chairman of the Board of Directors of ERBC Holdings Limited

         (d) During the last five years, Mr. Seifman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Seifman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Seifman is a United States citizen.

                                Page 4 of 7 Pages

         (a) ERBC Holdings Limited ("ERBC")

         (b) The address of the company is c/o Finbar F. Dempsey & Company, Cockburn House, Market Street, P. O. Box 70, Grand Turk, Turks & Caicos Islands, British West Indies

         (c) The company is engaged in the merchant banking business.

         (d) During the last five years neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) ERBC is a British Virgin Islands corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to the transactions being reported herein, Mr. Seifman beneficially owned an 4,309,940 shares of issuer. This ownership was reported by Mr. Seifman on Schedule 13D filed on November 8, 2000. In addition, ERBC beneficially owns 13,114,393 shares of the common stock of issuer. This ownership was reported by ERBC on Schedule 13D/A filed December 14, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Seifman gifted 440,000 shares of the issuer's stock owned solely by him to various family and friends and a charitable foundation. No consideration was received by Mr. Seifman for said transaction.

        On or about August 23, 2000 the issuer entered into an agreement with Adrian and Dianna Joseph (the "Josephs") to issue 3,500,000 shares of its $.0001 par value common stock in consideration for the receipt of 3,500,000 shares of the $.0001 par value common stock of Nurescell, Inc. owned by them. This transaction was closed on January 11, 2001. Incident to the transaction, the Josephs executed an Irrevocable Proxy to vote their shares in the issuer for a period of six years as to which proxy Mr. Seifman has been named the proxy holder.

         Mr. Seifman may enter into agreements with certain shareholders of Bavaria Tech, Ltd., a Delaware corporation, to exchange shares of that company for shares of issuer owned by Mr. Seifman. The Reporting Parties may formulate other purposes, plans or proposals relating to any securities of the issuer owned by the Reporting Parties to the extent deemed advisable in light of market conditions, investment policies and other factors.

         Except as indicated in this Schedule 13D, the Reporting Parties have no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of
Schedule 13D.

                                Page 5 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Seifman is the individual beneficial owner of 3,869,940 shares of the Issuer as to which he has the sole voting power and dispositive power, in addition to the 3,500,000 shares as to which he has sole voting power as Proxy Holder pursuant to the Irrevocable Proxy executed by the Josephs as described above, for a total of 7,369,940 shares of Issuer. ERBC is the beneficial owner of 13,114,393 shares of the issuer. Mr. Seifman is the sole beneficial owner of all of the outstanding stock of ERBC.

         (b) Mr. Seifman shares the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by ERBC.

         (c) Within in the last 60 days, ERBC has converted 1,560,000 of debt owed to it by ATI into 13,054,393 shares of common stock of issuer. Other than the transactions set forth in Item 4 above and in this Item 5, the Reporting Parties have not engaged in any transactions with respect to the issuer's common stock in the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Irrevocable Proxy executed by the Josephs in favor of Kurt Seifman as Proxy Holder, as reported in this 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Parties and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Irrevocable Proxy

         7.2 Copy of an Agreement between Kurt Seifman and ERBC to file this Statement on Schedule 13D on behalf of each of them.

                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 22, 2001                 ERBC Holdings Limited

                                        By /S/ Kurt Seifman
                                           ----------------------------------
                                           Kurt Seifman, Chairman of the Board


DATED: January 22, 2001                    /S/ Kurt Seifman
                                           ----------------------------------
                                           Kurt Seifman

                                Page 7 of 7 Pages